Exhibit 99.10

Debenture

Dated 15 April 2010

Victory Good Development Limited

South Glory International Limited

Elite Quest Holdings Limited

(as Chargors)

and

The Bank of New York Mellon

(as Collateral Agent)

This Debenture is made on 15th day of April 2010

Between:

(1)	Victory Good Development Limited, a company with limited liability incorporated in Hong Kong, the registered office of which is at 2/F., Jonsim Place, No.228 Queen’s Road East, Wanchai, Hong Kong, South Glory International Limited, a company with limited liability incorporated in Hong Kong, the registered office of which is at 2/F., Jonsim Place, No.228 Queen’s Road East, Wanchai, Hong Kong and Elite Quest Holdings Limited, a company with limited liability incorporated in Hong Kong, the registered office of which is at 2/F., Jonsim Place, No.228 Queen’s Road East, Wanchai, Hong Kong, (collectively the “Chargors” and each a “Chargor”); and

(2)	The Bank of New York Mellon, in its capacity as collateral agent (with its successors in such capacity, the “Collateral Agent”) for the benefit of the Secured Parties (as defined below).

Whereas:

(A)	Xinyuan Real Estate Co., Ltd. (the “Issuer”) plans to issue a certain guaranteed senior secured US$40,000,000 note due April 15, 2013 (the “GSS Note”) pursuant to a securities purchase agreement dated the date hereof (as the same may be amended and supplemented and in effect from time to time, the “Securities Purchase Agreement”) by and among the Issuer, the Guarantor (as defined therein) and Forum, as the initial holder of the GSS Notes.

(B)	The execution and delivery of this Debenture by the Chargors is a requirement under the Securities Purchase Agreement.

(C)	The Collateral Agent holds the benefit of this Debenture on trust for the Secured Parties.

NOW, THEREFORE, WITNESSES for the consideration of the foregoing and of any financial accommodations or extensions of credit heretofore, now or hereafter made by the Secured Parties pursuant to the Securities Purchase Agreement and the GSS Notes, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1	Definitions and Interpretation

1.1	In this Debenture (unless the context otherwise requires), the following words and expressions shall have the following meanings:

“Asset”	means, in relation to a Chargor, all its undertaking, property, assets, accounts, revenues and rights of every description, or any part of them;

“Business Day”	means any day on which banks in the Cayman Islands, Hong Kong, London, Zhengzhou in Henan Province, the People’s Republic of China, and (in relation to any payment in US$) New York City are open for business;

“Charges”	means all of any of the Security Interest created or expressed to be created by or pursuant to this Debenture;

“CPO”	means the Conveyancing and Property Ordinance (Chapter 219 of the Laws of Hong Kong);

“Derivative Rights”	means all dividends, interest or distributions and all other rights and benefits of an income nature accruing at any time in respect of any Securities;

“Fixed Charge Asset”	means an Asset for the time being comprised within a mortgage or fixed charge created by Clause 4.1;

“Floating Charge Asset”	means an Asset for the time being comprised within the floating charge created by Clause 4.3;

“Forum”	means Forum Asian Realty Income II, L.P.;

“Group”	means the Issuer and its Subsidiaries for the time being;

“Holder”	means any holder of the GSS Notes, as determined pursuant to the Securities Purchase Agreement;

“Intellectual Property”	means all patents, inventions, know-how, trade secrets and other confidential information, registered designs, copyrights, design rights, rights affording equivalent protection to copyright and design rights, topography rights, trade marks, service marks, business names, trade names, moral rights, internet domain names, registration of an application to register any of the aforesaid items, rights in the nature of any of the aforesaid items in any country, rights in the nature of unfair competition rights and rights to sue for passing-off;

“Intellectual Property Rights”	means any and all rights, interests and entitlements of a Chargor in or to any Intellectual Property owned by, licensed to or registered in the name of such Chargor;

“Land”	Includes freehold and leasehold, and any other estate in, land and immovable property and in each case all buildings and structures upon and all things affixed to Land (including trade and tenant’s fixtures);

“Liability”	means any liability, damage, loss, claim, cost or expense of any kind or nature, whether direct, indirect, special, consequential or otherwise;

“New Subsidiary”	means, in relation to a Chargor, any Subsidiary which is incorporated or becomes a Subsidiary of such Chargor after the date of this Debenture, excluding any PRC Subsidiary or any PRC SPV;

“Party”	means a party to this Debenture;

“Receiver”	means a receiver and manager appointed under Clause 11 or any applicable law and (where the context requires or permits) includes any substituted receiver and manager;

“Secured Obligations”	means all indebtedness, obligations, and other liabilities (contingent or otherwise and including any post-petition interest arising under any bankruptcy law) owing or expressed to be owing to the Collateral Agent or the Holders arising under or pursuant to Transaction Documents;

“Secured Party”	means any or each of the Collateral Agent and any Holder, collectively the “Secured Parties”;

“Securities”	means all shares, stock, debentures, debenture stock, bonds and other investments, whether certificated or uncertificated and whether in registered or bearer form, including all depositary interests representing any of them and including all rights and benefits of a capital nature accruing at any time in respect of any Securities by way of redemption, repayment, substitution, exchange, bonus or preference, option, rights or otherwise;

“Security Interest”	includes any mortgage, charge, pledge, lien, hypothecation, assignment by way of security, title retention or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

“Subsidiary”	has the meaning ascribed to it in the Securities Purchase Agreement; and

“Transaction Documents”	means collectively this Debenture, the Securities Purchase Agreement and the GSS Notes.

1.2	In this Debenture:

(a)	unless the context otherwise requires or unless otherwise defined, capitalized terms used in this Debenture shall have the same meanings ascribed to such terms in the Securities Purchase Agreement;

(b)	any reference to the “Collateral Agent”, the “Chargor”, any of the “Secured Parties” or “Holder” shall be construed so as to include its or their (and any subsequent) successors and any permitted transferees or permitted assigns in accordance with their respective interests;

(c)	references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are reenactments (whether with or without modification);

(d)	references to sections, recitals and schedules are references to sections hereof, recitals hereof and schedules hereto; references to sub-sections or paragraphs are, unless otherwise stated, references to sub-sections of the section or paragraphs of the schedule in which the reference appears;

(e)	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine or neuter and vice versa;

(f)	references to persons shall include companies, partnerships, associations and bodies of persons, whether incorporated or unincorporated;

(g)	references to assets include property, rights and assets of every description; and

(h)	references to any document are to be construed as references to such document as amended or supplemented from time to time.

1.3	This Debenture shall be read together with the Securities Purchase Agreement but, in the case of any conflict between the instruments, the provisions of the Securities Purchase Agreement shall prevail.

1.4	The Recitals and the Schedule form part of this Debenture and shall have effect as if set out in full in the body of this Debenture and any reference to this Debenture includes the Recitals and Schedules.

2	Collateral Agent

2.1	The Collateral Agent shall hold the security created pursuant to this Debenture, including without limitation the charged Assets, the benefit of the undertakings in this Debenture and all sums received or recovered by the Collateral Agent pursuant to this Debenture and any assets representing the same on trust for the benefit of itself and the Holders.

2.2	The Collateral Agent shall have all the rights, privileges and immunities which gratuitous trustees have or may have in Hong Kong, even though it is entitled to remuneration.

2.3	The perpetuity period for the trust created under this Debenture shall be eighty (80) years from the date of this Debenture.

3	Covenant to Pay and Set-Off

Each Chargor hereby covenants to the Collateral Agent (for and on behalf of the Holders) to discharge and pay on demand of the Collateral Agent as principal and not merely as surety, all of the Secured Obligations.

The Collateral Agent may set off any matured obligation due from any Chargor under the Transaction Documents (to the extent beneficially owned by the Collateral Agent) against any matured obligation owed by the Collateral Agent to such Chargor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Collateral Agent may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

4	Charging Clause

4.1	Each Chargor, as a continuing security for the full and punctual payment and discharge of the Secured Obligations, hereby as legal and beneficial owner;

(a)	charges to the Collateral Agent (as trustee for the Secured Parties) on the following located or existing outside of the PRC only:

(i)	to the extent that the Chargor’s interest in the relevant Land constitutes a legal estate, by way of first fixed legal charge, all Land which is now, or in the future becomes, its property; and all interests and rights in or relating to Land or the proceeds of sale of Land now or in the future belonging to it;

(ii)	to the extent that the Chargor’s interest in the relevant Land constitutes an equitable interest, by way of first fixed equitable charge, all Land which is now, or in the future becomes, its property; and all interests and rights in or relating to Land or the proceeds of sale of Land now or in the future belonging to it;

(b)	charges to the Collateral Agent (as trustee for the Secured Parties) by way of first fixed charge on the following located or existing outside of the PRC only:

(i)	all plant and machinery now or in the future attached to any Land which, or an interest in which, is charged by it under the preceding provisions of this Clause 4.1;

(ii)	all rental and other income and all debts and claims now or in the future due or owing to it under or in connection with any lease, agreement or licence relating to Land;

(iii)	all Securities which are now, or in the future become, its property;

(iv)	all Derivative Rights now or in the future accruing in respect of its Securities;

(v)	all insurance or assurance contracts or policies now or in the future held by or otherwise benefiting it which relate to Fixed Charge Assets or which are now or in the future deposited by it with the Collateral Agent, together with all its rights and interests in such contracts and policies (including the benefit of all claims arising and all money payable under them);

(vi)	all its goodwill and uncalled capital for the time being;

(vii)	all Intellectual Property presently belonging to it, including any Intellectual Property to which it is not absolutely entitled or to which it is entitled together with others;

(viii)	all Intellectual Property that may be acquired by or belong to it in the future, including any such Intellectual Property to which it is not absolutely entitled or to which it is entitled together with others;

(ix)	the benefit of all agreements and licences now or in the future entered into or enjoyed by it relating to the use or exploitation of any Intellectual Property in any part of the world;

(x)	all its rights now or in the future in relation to trade secrets, confidential information and know-how in any part of the world;

(xi)	all its rights and causes of action in respect of infringement(s) (past, present or future) of the rights referred to in this Clause 4.1;

(xii)	all trade debts now or in the future owing to it;

(xiii)	all book and other debts of any nature and all other rights to receive money now or in the future due, payable to it, excluding those arising on fluctuating accounts with other members of the Group;

(xiv)	all other debts now or in the future owing to it;

(xv)	the benefit of all instruments, guarantees, charges, pledges and other security and all other rights, indemnities and remedies available to it;

(xvi)	all rights, money or property accruing or payable to it now or in the future under or by virtue of a Fixed Charge Asset except to the extent that such rights, money or property are for the time being effectively charged by fixed charge under the foregoing provisions of this Clause 4.1.

4.2	Assignment

Each Chargor, as continuing security for the full and punctual payment and discharge of the Secured Obligations as legal and beneficial owner assigns to the Collateral Agent (as trustee for the Secured Parties) absolutely all such Chargor’s present and future:-

(a)	rights (except those charged by Clause 4.1(a)) relating to the Land located or existing outside of the PRC which is owned by it, including:-

(i)	all rights to any payment, covenant, agreement, undertaking or indemnity contained in any sale and purchase agreement, lease or other document, agreement or undertaking whatsoever relating to such Land now or in the future;

(ii)	the proceeds of sale of any part of such Land and the benefits of any covenants for title given or entered into by any predecessor in title to such Chargor in respect of such Land (or any moneys paid or payable in respect of those covenants); and

(iii)	all rights against all past, present and future undertenants of such Land and their respective guarantors and sureties; and

(b)	all such Chargor’s present and future right, title and interest in and to all insurances and all proceeds in respect of insurances and all benefits of insurances (including all claims relating to, and all returns of premium in respect of, insurances), excluding insurances taken out in the PRC or in respect of Assets located or existing in the PRC.

4.3	Each Chargor charges to the Collateral Agent as a continuing security for the full and punctual payment and discharge of the Secured Obligations, by way of first floating charge all its Assets located or existing outside of the PRC only, except to the extent that such Assets are for the time being effectively charged by any fixed charge contained in Clause 4.1 including any Assets comprised within a charge which is reconverted under Clause 5.3 but in each case so that such Chargor shall not create any Security Interest over any such Asset (whether having priority over, or ranking pari passu with or subject to, this floating charge) or take any other step referred to in Clause 7 with respect to any such Asset, and such Chargor shall not, without the consent of the Collateral Agent (which consent the Collateral Agent shall give provided it receives instructions in writing from holders of GSS Notes representing more than 50% of the aggregate principal amount outstanding of such GSS Notes), sell, transfer, part with or dispose of any such Asset except by way of sale in the ordinary course of its business other than in accordance with this Debenture.

4.4	Notices

The Chargor undertakes to the Collateral Agent that, immediately after the execution of this Debenture, it shall give such notices of assignment and/or charge in respect of the Fixed Charge Assets or other Assets subject to the assignment pursuant to Clause 4.2 in form and substance reasonably satisfactory to the Collateral Agent to the relevant parties and use its reasonable endeavours to ensure that the Collateral Agent receives whatever acknowledgements the Collateral Agent reasonably considers necessary to perfect the Charges.

4.5	Priority:

(a)	Any fixed Security Interest created by a Chargor and subsisting in favour of the Collateral Agent shall (save as the Collateral Agent may otherwise declare at or after the time of its creation) have priority over the floating charge created by Clause 4.3.

(b)	Any Security Interest created in the future by a Chargor (except in favour of the Collateral Agent) shall be expressed to be subject to this Debenture and shall rank in order of priority behind the charges created by this Debenture.

4.6	Upon the payment or discharge of all Secured Obligations, the Collateral Agent shall on request by a Chargor (at the Chargor’s cost) release such Chargor’s Assets from the charges created by Clause 4 of this Debenture. Such release shall not prejudice the rights of the Collateral Agent under Clause 23.

4.7	Each Chargor represents and warrants to the Collateral Agent that it is the absolute legal and beneficial owner of all of its Assets free of all Security Interests (except under this Debenture or a lien arising by operation of law in the ordinary course of such Chargor’s business).

5	Crystallisation

5.1	The floating charge created by each Chargor in Clause 4.3 may be crystallised into a fixed charge by notice in writing given at any time by the Collateral Agent to the relevant Chargor. Such crystallisation shall take effect over the Floating Charge Assets or class of Assets specified in the notice. If no Floating Charge Assets are specified, it shall take effect over all Floating Charge Assets of the relevant Chargor.

5.2	If, without the Collateral Agent’s prior written consent:

(a)	any Chargor resolves to take or takes any step to:

(i)	charge or otherwise encumber any of its Floating Charge Assets (except under this Debenture or a lien arising by operation of law in the ordinary course of such Chargor’s business);

(ii)	create a trust over any of its Floating Charge Assets; or

(iii)	dispose of any Floating Charge Asset, except by way of sale in the ordinary course of such Chargor’s business, or

(b)	any person resolves to take or takes any step to levy any distress, execution, sequestration or other process against any Floating Charge Asset,

then the floating charge created by Clause 4.3 shall be automatically and instantly crystallised (without the necessity of notice) into a fixed charge over such Floating Charge Asset.

5.3	Except as otherwise stated in any notice given under Clause 5.1 or unless such notice relates to all its Floating Charge Assets, prospective Floating Charge Assets acquired by any Chargor after crystallisation has occurred under Clause 5.1 or Clause 5.2 shall become subject to the floating charge created by Clause 4.3, so that the crystallisation shall be effective only as to the relevant Floating Charge Assets in existence at the date of crystallisation.

5.4	Any charge which has crystallised under Clause 5.1 or Clause 5.2 may, by notice in writing given at any time by the Collateral Agent to the relevant Chargor, be reconverted into a floating charge in relation to the Assets specified in such notice.

6	Title documents and insurance policies

Subject to the rights of any prior chargee and except as otherwise expressly agreed in writing by the Collateral Agent, each Chargor shall deposit with the Collateral Agent, and the Collateral Agent shall be entitled to retain during the continuance of this Debenture, all deeds and documents of title relating to all its Fixed Charge Assets, including policies of insurance and assurance, certificates of registration and certificates constituting or evidencing Securities and Intellectual Property Rights.

7	Negative pledge and other restrictions

No Chargor shall, without the prior written consent of the Collateral Agent (which consent the Collateral Agent shall give provided it receives instructions in writing from holders of GSS Notes representing more than 50% of the aggregate principal amount outstanding of such GSS Notes):

(a)	create, or agree or attempt to create, or permit to subsist, any Security Interest (except under this Debenture or a lien arising by operation of law in the ordinary course of such Chargor’s business) or any trust over any of its Assets; or

(b)	sell, assign, lease, license or sub-license, or grant any interest in, any of its Fixed Charge Assets or assets assigned pursuant to Clause 4.1 other than in accordance with this Debenture, or part with possession or ownership of them, or purport or agree to do so.

8	Further assurance

Each Chargor shall, on the Collateral Agent’s written demand from time to time after the date hereof, execute and deliver to the Collateral Agent at the cost of such Chargor and in such form as the Collateral Agent may require:

(a)	In respect of the following Assets, if any, which are located or existing outside of the PRC and only to the extent that such charge, assignment, mortgage or security is necessary to perfect the Security Interest intended to be created over the relevant Assets under this Debenture:

(i)	a legal mortgage of any Land now or in the future belonging to it;

(ii)	a fixed charge over any interest, not capable of being charged by way of legal mortgage, in any Land now or in the future belonging to it;

(iii)	a legal assignment or other fixed security over all or any of its Intellectual Property Rights;

(iv)	an equitable charge over all or any Securities and/or Derivative Rights which are now, or in the future become, its property;

(v)	a chattel mortgage over such of its chattels, plant, machinery, computers and/or other equipment as the Collateral Agent may specify;

(vi)	a fixed charge or other fixed security over any Asset which is subject to a floating charge under this Debenture; and

(b)	all assignments, transfers, mortgages, charges, notices, instructions and such other documents as the Collateral Agent may in its discretion think fit further to secure the payment of the Secured Obligations, or to perfect or protect this Debenture, or to vest title to any Asset in itself or its nominee or any purchaser or to facilitate the realisation of all assets from time to time subject, or expressed to be subject to the Charges or the exercise of any rights vested in the Collateral Agent or any Receiver.

The obligations of the Chargors under this Clause 8 shall be in addition to and not in substitution for the covenants for any further assurance deemed to be included herein by virtue of the CPO.

9	Continuing Security

This Debenture shall be a continuing security for the Secured Parties, notwithstanding any intermediate payment or settlement of accounts or other matter whatever and shall be in addition to and shall not prejudice or be prejudiced by any right of set-off, combination, lien, or other rights exercisable by any Secured Party against any Chargor or any security, guarantee, indemnity and/or negotiable instrument now or in the future held by any Secured Party.

10	Extension and Variation of the CPO

10.1	At any time after the security constituted by or pursuant to this Debenture has become exercisable pursuant to the terms of this Debenture, the statutory power of sale and all other powers conferred by the CPO (as varied or extended by this Debenture) shall arise and may be exercised by the Collateral Agent and the provisions of the CPO relating to and regulating the exercise of the said power of sale shall, so far as they relate to the security constituted by or pursuant to this Debenture, be varied and extended accordingly.

10.2	All or any of the powers, authorities and discretions which are conferred by this Debenture either expressly or impliedly upon a Receiver of the Assets subject to the security pursuant to this Debenture may, after the occurrence of an Event of Default, be exercised by the Collateral Agent in relation to the whole of such Assets or any part thereof without first appointing a Receiver of the same or notwithstanding the appointment of a Receiver of the Assets subject to the security created pursuant to this Debenture or any part thereof.

11	Appointment of Receiver

11.1	At any time after an Event of Default has occurred the Collateral Agent may appoint one or more persons to be a Receiver of any of the Assets. The statutory power of sale, of appointing a Receiver and the other statutory powers conferred on mortgagees by Section 51 (Powers of mortgagee and receiver) and Section 53 (Sale by mortgagee) of the CPO and the Fourth Schedule (Powers of mortgagee and receiver) to the CPO as varied and extended by this Debenture shall arise on the date of this Debenture and no restriction imposed by any ordinance or other statutory provision in relation to the exercise of any power of sale shall apply to this Debenture.

11.2	The Collateral Agent may remove any Receiver it appoints, and appoint another person or other persons as Receiver or Receivers, either in the place of a Receiver it has removed, or who has otherwise ceased to act, or to act jointly with a Receiver or Receivers.

11.3	If at any time any two or more persons hold office as Receivers of the same assets or income, such Receivers may act jointly and/or severally so that each one of such Receivers shall be entitled (unless the contrary is stated in any instrument(s) appointing them) to exercise all the powers and discretions hereby conferred on Receivers individually and to the exclusion of the other or others of them.

11.4	Every such appointment or removal, and every delegation, appointment or removal by the Collateral Agent in the exercise of any right to delegate its powers or to remove delegates, may be made in writing under the hand of any officer of the Collateral Agent.

11.5	Every Receiver shall have all the powers of the Collateral Agent in this Debenture and all the powers (as varied and extended by the provisions hereof) conferred by law on mortgagees, mortgagees in possession and on receivers or administrative receivers appointed under any law or the CPO and, without prejudice to the foregoing, shall have the following powers:

(a)	power to take possession of, collect and get in any of the Assets and, for that purpose, to take such proceedings as may seem to him to be expedient;

(b)	without notice to, or further consent or concurrence by, any Chargor to sell or otherwise dispose of any of the Assets by such method, at such place and upon such terms as a Receiver may in its absolute discretion determine, with power to postpone any such sale and in any such case a Receiver may exercise any and all rights attaching to the Assets as the Receiver in its absolute discretion may determine and without being answerable for any loss occasioned by such sale or resulting from postponement thereof or the exercise of such rights;

(c)	power to raise or borrow money and grant security over any of the Assets;

(d)	power to appoint attorneys or accountants or other professionally qualified persons to assist him in the performance of his functions;

(e)	power to bring or defend any action or other legal proceedings in the name of and on behalf of any Chargor in respect of the Assets;

(f)	power to do all acts and execute in the name and on behalf of any Chargor any document or deed in respect of the Assets;

(g)	power to make any payment which is necessary or incidental to the performance of his functions;

(h)	power to make any arrangement or compromise on behalf of a Chargor in respect of the Assets;

(i)	power to rank and claim in the insolvency or liquidation of a Chargor and to receive dividends and to accede to trust deeds for the creditors of a Chargor;

(j)	power to present or defend a petition for the winding up of a Chargor; and

(k)	power to do all other things incidental to the exercise of the foregoing powers.

11.6	The Receiver shall be the agent of each Chargor and each Chargor shall be jointly responsible for his acts and defaults and jointly liable on any contracts made, entered into or adopted by the Receiver. The Collateral Agent shall not be liable for the Receiver’s acts, omissions, negligence or default, nor be liable on contracts entered into or adopted by the Receiver.

11.7	In making any sale or other disposal of any of the Assets in the exercise of their respective powers, the Receiver or the Collateral Agent may accept by way of consideration for such sale or other disposal, cash, shares, loan capital or other obligations including, without limitation, consideration fluctuating according to or dependent upon a profit or turnover and consideration the amount of which is to be determined by a third party. Any such consideration may be receivable in a lump sum or by instalments.

11.8	Every Receiver shall be entitled to remuneration for his services at a rate to be fixed by agreement between him and the Collateral Agent, in its sole discretion, (or, failing such agreement, to be conclusively fixed by the Collateral Agent) commensurate with the work and responsibilities involved upon the basis of charging from time to time adopted in accordance with the current practice of such Receiver or his firm.

11.9	After the occurrence of an Event of Default and the issuance of an Acceleration Notice from the Holders to the Issuer and the Chargors pursuant to the Securities Purchase Agreement, neither the Collateral Agent nor any Receiver is required to give any further notice of non payment or default to the Chargors before enforcing the security under this Debenture. There is no minimum period for which the Secured Obligations must remain due and unpaid before the security under this Debenture can be enforced and Paragraph 11 of the Fourth Schedule to the CPO (Powers of mortgagee and receiver) (and any similar provision under other laws) does not apply to this Debenture.

12	Power of Attorney

12.1	Each Chargor, by way of security for the payment of the Secured Obligations and the performance of its obligations under this Debenture, hereby irrevocably appoints the Collateral Agent (whether or not a Receiver or administrator has been appointed) and any Receiver separately to be its attorney (with full power to appoint substitutes and to delegate) with power in its name and on its behalf, and as its act and deed or otherwise to:

(a)	execute and deliver and otherwise perfect any agreement, assurance, deed, instrument or document; and

(b)	perform any other act of any description;

which may be required of such Chargor under this Debenture or may be deemed by such attorney necessary or desirable for any purpose of this Debenture or pursuant to the CPO or to constitute, enhance or perfect the security intended to be constituted by it or to convey or transfer legal ownership of any Assets. Notwithstanding any other provision of this Clause 12.1, such power shall not be exercisable by or on behalf of the Collateral Agent as the case may be until an Event of Default has occurred and is continuing.

12.2	Each Chargor ratifies and confirms whatever any attorney does or purports to do pursuant to its appointment under this Clause.

12.3	All sums expended by the Collateral Agent or any Receiver under this Clause 12 shall be recoverable from each relevant Chargor under Clause 23.

13	Other powers exercisable by the Collateral Agent

13.1	All powers of the Receiver conferred by this Debenture may be exercised by the Collateral Agent after this Debenture has become enforceable.

13.2	The Collateral Agent or any manager, officer, nominee or agent of the Collateral Agent is hereby irrevocably empowered to receive all book debts and other debts and claims which may be assigned to the Collateral Agent pursuant to Clause 8 and on payment to give an effectual discharge for them and on non-payment to take and institute (if the Collateral Agent in its sole discretion so decides) all steps and proceedings either in the name of the relevant assignor or in the name of the Collateral Agent for their recovery and also to agree accounts and to make allowances and to give time to any surety. The relevant assignor ratifies and confirms whatever the Collateral Agent or any manager or officer of the Collateral Agent shall do or purport to do under this Clause 13.

13.3	The Collateral Agent shall have no liability or responsibility to any Chargor arising out of the exercise or non-exercise of the powers conferred on it by this Clause 13, except for fraud, gross negligence or wilful default.

13.4	The Collateral Agent need not enquire as to the sufficiency of any sums received by it in respect of any book debt or other debt or claim so assigned to it or make any claim or take any other action to collect in or enforce them.

14	Application of money received by the Collateral Agent or a Receiver

14.1	Any money received or realised under the powers conferred by this Debenture shall be paid or applied in the following order of priority, subject to the discharge of any prior-ranking claims:

(a)	to pay any claims of the Collateral Agent in respect of all costs and expenses incurred by the Collateral Agent in connection with the collection or realization of such cash or funds or the administration of this Debenture;

(b)	to the Collateral Agent for Forum for application to the Secured Obligations in accordance with the Securities Purchase Agreement and the GSS Notes until such Secured Obligations are paid in full; and

(c)	as to the surplus (if any), to the Chargor(s) or to whomsoever may be lawfully entitled to receive the same as a court of competent jurisdiction may direct.

14.2	The Collateral Agent may, at any time after demand and until the irrevocable and unconditional payment to the Collateral Agent of all Secured Obligations, place and keep to the credit of a suspense account any money received or realised by the Collateral Agent by virtue of this Debenture. The Collateral Agent shall have no intermediate obligation to apply such money in or towards the discharge of any Secured Obligation. The Collateral Agent shall also have no intermediate obligation to apply or enforce any other moneys, security or rights held or received by the Collateral Agent (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Chargor shall not be entitled to the benefit of the same.

15	Special Damages and Consequential Loss

Notwithstanding any other term or provision of this Debenture to the contrary, under no circumstances shall the Collateral Agent be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever including but not limited to loss of profits, whether or not foreseeable, and regardless of whether the claim for such loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise. The provisions of this Section shall survive the termination or expiry of this Debenture or the resignation or removal of the Collateral Agent.

16	Illegality/Expenditure of Collateral Agent Funds

No provision of this Debenture shall require the Collateral Agent to do anything that may: (i) be illegal or contrary to applicable law or regulation; or (ii) cause it to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its own rights or powers, if it shall have grounds for believing that repayment of such funds or satisfactory indemnity against such risk or the liability is not assured to it.

17	Force Majeure

Notwithstanding anything to the contrary in this Debenture or in any other Transaction Document, the Collateral Agent shall not in any event be liable for any failure or delay in the performance of its obligations hereunder if it is prevented from so performing its obligations by any existing or future law or regulation, any existing or future act of governmental authority, Act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system or any reason which is beyond the control of the Collateral Agent.

18	No Fiduciary Duty

Notwithstanding anything to the contrary in this Mortgage, it is expressly understood and agreed that the Collateral Agent shall not have any fiduciary responsibilities to any Chargor, or any of its affiliates or to any other person by reason of this Debenture or any other Transaction Documents beyond those duties as are expressly imposed on the Collateral Agent by applicable law or as set forth in this Debenture and the other Transaction Documents.

19	Expert Advice

The Collateral Agent shall engage and consult, at the expense of the Chargors, with any legal adviser and professional adviser selected by it and rely upon any advice so obtained. The Collateral Agent and its respective directors, officers, employees and duly appointed agents shall be protected and shall not be liable in respect of any action taken, or omitted to be done or suffered to be taken, in accordance with such advice.

20	Protection of third parties

20.1	No purchaser from, or other person dealing with, the Collateral Agent or any Receiver shall be concerned to enquire whether any of the powers which the Collateral Agent has exercised or purported to exercise has arisen or become exercisable, or whether this Debenture has become enforceable, or whether a Receiver has been validly appointed, or whether any event or cause has happened to authorise the Collateral Agent or a Receiver to act or as to the propriety or validity of the exercise or purported exercise of any such power, and the title of such a purchaser and the position of such a person shall not be impeachable by reference to any of those matters. Subject to the provisions of this Debenture, all the protection to purchasers contained in Sections 52 (Protection of purchaser), 53 (Sale by mortgagee) and 55 (Mortgagee’s receipt) of the CPO or in any other applicable legislation shall apply to any person purchasing from or dealing with the Collateral Agent or any Receiver.

20.2	The receipt of the Collateral Agent shall be an absolute and a conclusive discharge to a purchaser and shall relieve him of any obligation to see to the application of any money paid to or by the direction of the Collateral Agent.

21	Protection of the Collateral Agent and Receiver

21.1	Neither the Collateral Agent nor any Receiver shall be liable in respect of any Liability which arises out of the exercise or the attempted or purported exercise of, or the omission or failure to exercise, any of their respective powers under or by virtue of this Debenture, except if and insofar as such Liability results from its or his own fraud, gross negligence or wilful default.

21.2	Without prejudice to the generality of Clause 21.1, neither the Collateral Agent nor any Receiver shall be liable to account as mortgagee in possession or otherwise for any sum not actually received by it or him respectively. If and whenever the Collateral Agent enters into possession of any Assets, it shall be entitled at any time at its discretion to go out of possession.

22	Collateral Agent

22.1	The Collateral Agent declares itself to be a trustee of this Debenture (and any other Security Interest created in its favour pursuant to this Debenture) for the Secured Parties. The perpetuity period applicable to the trust hereby constituted shall be 80 years less one day.

22.2	Nothing in this Debenture shall constitute or be deemed to constitute a partnership between Forum and the Collateral Agent.

23	Costs, expenses and liabilities

23.1	Each Chargor shall pay to the Collateral Agent on demand all costs, fees and expenses (including, but not limited to, reasonable legal fees and expenses) and taxes thereon (together with interest from the date the costs, fees, expenses and/or taxes were incurred to the date of payment calculated at a rate per annum equal to the aggregate of 2.0% per annum and the rate per annum specified by the Collateral Agent as reflecting its cost of funds for the time being in relation to the unpaid amounts) incurred by the Collateral Agent or for which the Collateral Agent may become liable in connection with this Debenture, including but not limited to:

(a)	the preparation, negotiation, execution and delivery of this Debenture;

(b)	the preserving or enforcing of, or attempting to preserve or enforce, any of its rights under this Debenture or the priority hereof;

(c)	any variation of, or amendment or supplement to, any of the terms of this Debenture; and

(d)	any consent or waiver required by such Chargor from the Collateral Agent in relation to this Debenture;

and in the case referred to in Clauses 23.1(b) and 23.1(c); provided that such costs, fees and expenses are reasonably incurred but regardless of whether any such variation, amendment, supplement, consent or waiver is actually implemented, completed or granted, as the case may be.

23.2	Each Chargor shall, pay promptly all stamp, documentary and other like duties and taxes to which this Debenture may be subject or give rise and shall indemnify the Collateral Agent and Forum on demand against any and all liabilities with respect to or resulting from any delay or omission on the part of the Chargors to pay any such duties or taxes. This provision shall survive the resignation or removal of the Collateral Agent or the termination of this Debenture.

24	Interest on overdue amounts

Any overdue amounts secured by this Debenture shall carry interest at the rate and in accordance with the terms (if any) agreed between the relevant Chargor and the relevant Secured Party or (in the absence of any such agreed rates) at the rate per annum equal to the aggregate of 2.0% per annum and the rate per annum specified by the Collateral Agent as reflecting its cost of funds for the time being in relation to the unpaid amounts and (in either case) such interest shall accrue on a day-to-day basis to the date of repayment in full. Interest shall continue to be charged and compounded on this basis after as well as before any demand or judgment.

25	Currency Indemnity

If, for any reason, any amount payable to a Secured Party by a Chargor under this Debenture is paid or recovered in a currency other than that in which it is required to be paid (the “contractual currency”), then, to the extent that the payment to such Secured Party (when converted into the contractual currency at its then applicable rate of exchange) falls short of the amount payable in the contractual currency, such Chargor shall, as a separate and independent obligation, fully indemnify such Secured Party on demand against the amount of the shortfall.

26	Assignment

26.1	This Debenture shall be binding upon the Chargors and shall enure to the benefit of the Collateral Agent and its successors and assigns and references in this Debenture to any of them shall be construed accordingly.

26.2	Neither of the Chargors may assign or transfer all or any part of its rights or obligations under this Debenture.

26.3	The Collateral Agent may from time to time assign its rights under this Debenture to its successor collateral agent without the consent of the Chargors.

27	New subsidiaries

Each Chargor shall, if and whenever required by the Collateral Agent, promptly cause any New Subsidiary of such Chargor to execute and deliver to the Collateral Agent such Security Interests over its assets (consistent with the jurisdiction in which its assets are situated) as the Collateral Agent may require as security for the Secured Obligations.

28	Joint and separate liability

All covenants, agreements, representations and warranties on the part of the Chargors contained in this Debenture are given by them jointly and separately and shall be construed accordingly.

29	Forbearance, severability, variations and consents

29.1	All rights, powers and privileges under this Debenture shall continue in full force and effect, regardless of any Secured Party exercising, delaying in exercising or omitting to exercise any of them.

29.2	No provision of this Debenture shall be avoided or invalidated by reason only of one or more other provisions being invalid or unenforceable.

29.3	Any provision of this Debenture which is or becomes illegal, invalid or unenforceable shall be ineffective only to the extent of such illegality, invalidity and unenforceability, without invalidating the remaining provisions of this Debenture.

29.4	No variation of this Debenture shall be valid and constitute part of this Debenture, unless such variation shall have been made in writing and signed by the Collateral Agent (on behalf of the Secured Parties) and the Chargors.

29.5	Save as otherwise expressly specified in this Debenture, any consent of the Collateral Agent may be given absolutely or on any terms and subject to any conditions as the Collateral Agent may determine in its entire discretion.

30	Entire Agreement

This Debenture constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this Debenture.

31	Notices

31.1	Any communication to be made by a party hereto to another party hereto under or in connection with this Debenture shall be made in writing and, unless otherwise stated, may be made by fax or letter.

31.2	The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each party hereto for any communication or document to be made or delivered under or in connection with this Debenture is that identified with its name below, or any substitute address or fax number or department or officer as that party may notify the Collateral Agent (or the Collateral Agent may notify to the other parties hereto, if a change is made by the Collateral Agent) by not less than three Business Days’ notice

To each Chargor:

Victory Good Development Limited

Address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

South Glory International Limited

Address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

Elite Quest Holdings Limited

Address:

c/o Xinyuan Real Estate Co., Ltd.

No. 18, Xinyuan Road,

Zhengzhou City, Henan Province

PRC

Fax: +86 0371 6565 1168

Attention: Mr. Tom Gurnee, Chief Financial Officer

In each case with a copy to:

Xinyuan Real Estate, Ltd.

Address:

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

To Collateral Agent:

The Bank of New York Mellon

Address:

1201-1205, 3 Pacific Place, 1 Queen’s Road East

Hong Kong

(852) 2295-3283

Attn: Global Corporate Trust

31.3	Subject to Clause 31.4, any communication or document made or delivered by any party hereto to another party hereto under or in connection with this Debenture will only be effective:

(a)	if by way of fax, at the time of dispatch; or

(b)	if by way of letter, when it has been left at the relevant address or after being deposited in the post postage prepaid in an envelope addressed to it at that address,

(c)	and, if a particular department or officer is specified as part of its address details provided under Clause 31.2, if addressed to that department or officer.

31.4	Any notice given under or in connection with this Debenture must be in English.

32	Law and jurisdiction

32.1	Governing Law

This Debenture is governed by and shall be construed in accordance with Hong Kong law.

32.2	Hong Kong Courts

The courts of Hong Kong have jurisdiction to settle any disputes (a “Dispute”) arising out of, or connected with this Debenture (including a dispute regarding the existence, validity or termination of this Debenture or the consequences of its nullity) and each of the Chargors irrevocably submits to the jurisdiction of such courts. Each of the Chargors agrees that the process of any proceedings in Hong Kong may be served on it by being delivered to such Chargor at the address referred to in Clause 31.2 above.

32.3	Convenient Forum

The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

32.4	Non-exclusive Jurisdiction

This Clause 32 (Law and Jurisdiction) is for the benefit of the Collateral Agent only. As a result and notwithstanding Clause 32.2 (Hong Kong Courts), it does not prevent the Collateral Agent from taking proceedings relating to a Dispute in any other courts with jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

33	Counterparts

This Debenture may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

34	Saving Provisions

34.1	Reinstatement

If any payment by any Chargor or any discharge given by the Collateral Agent (whether in respect of the obligations of any person or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

(a)	the liability of such Chargor and the Charges shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	the Collateral Agent shall be entitled to recover the value or amount of that security or payment from such Chargor, as if the payment, discharge, avoidance or reduction had not occurred.

34.2	Waiver of defences

Neither the obligations of any Chargor under this Debenture nor the Charges will be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under any Transaction Document of any of the Charges (without limitation and whether or not known to it or the Collateral Agent) including:

(a)	any time, waiver or consent granted to, or composition with, any Chargor or any other person;

(b)	the release of any Chargor or any other person under the terms of any composition or arrangement with any creditor of any Chargor or any such person;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce any rights against, or security over assets of, any Chargor or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any death, mental or other incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status or constitution of any Chargor or any other person;

(e)	any amendment (however fundamental) or replacement of a Transaction Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Transaction Document or any other document or security; or

(g)	any insolvency, bankruptcy, liquidation, winding-up, provisional supervision, supervision, administration, receivership or similar proceedings.

34.3	Immediate recourse

Each Chargor waives any right it may have of first requiring the Collateral Agent (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from such Chargor under this Debenture. This waiver applies irrespective of any law or any provision of a Transaction Document to the contrary.

34.4	Deferral of Chargor’s rights

Until all the Secured Obligations have been irrevocably paid in full and unless the Collateral Agent otherwise directs, none of the Chargors will exercise any rights which it may have by reason of performance by it of its obligations under the Transaction Documents:

(h)	to be indemnified by any person;

(i)	to claim any contribution from any other provider of Security Interest for or any other guarantor of any person’s obligations under the Transaction Documents; and/or to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Collateral Agent under the Transaction Documents or of any guarantee or other security taken pursuant to, or in connection with, the Transaction Documents by the Collateral Agent.

This Debenture has been executed by each Chargor as a deed and signed by the Collateral Agent and delivered on the date stated at the beginning of this document.

THE COMMON SEAL of	)
Victory Good Development Limited	)
was affixed to this Debenture	)
in the presence of Yong Zhang	)		/s/ Yong Zhang
)

THE COMMON SEAL of	)
South Glory International Limited	)
was affixed to this Debenture	)
in the presence of Christopher John Fiegen	)		/s/ Christopher Fiegen
)

THE COMMON SEAL of	)
Elite Quest Holdings Limited	)
was affixed to this Debenture	)
in the presence of Yong Zhang	)		/s/ Yong Zhang
)

EXECUTED AS A DEED	)
for and on behalf of	)
The Bank of New York Mellon	)
by: Tze Kit Lam	)	Per:	/s/ Tze Kit Lam
)

[Signature Page to Hong Kong Debenture]